RGC Resources, Inc.

519 Kimball Avenue, N.E.

P.O. Box 13007

Roanoke, Virginia 24030

(540) 777-4427

NASDAQ: RGCO

September 19, 2013

Mr. Andrew D. Mew

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-1090

Responded via EDGAR and Federal Express

RE:	RGC Resources, Inc.

Form 10-K for Fiscal Year Ended September 30, 2012

Filed December 12, 2012

File no. 0-26591

Dear Mr. Mew,

On behalf of RGC Resources, Inc. (“the Company”), we are writing in response to the comment letter dated September 10, 2013, from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Company’s filing referenced above. We have set forth below the text of the Staff’s comments in full, followed by the Company’s response to the Staff’s comments.

COMMENT:

Exhibit 13. 2012 Annual Report to Shareholders

Note 8. Other Stock Plans, page 80

Restricted Stock Plan, page 30

1.	Please disclose in further details the nature of the restricted stock plan as well as their restrictions. Explain to us how a portion of the fair value of the restricted stock issued represents dividends rather than compensation. Also, revise to include the following information in accordance with FASB ASC 718-10-50-2.

•	For the most recent year presented, the number and weighted-average grant date fair value of non-vested restricted stock awards at the beginning and end of the year and those granted, vested and forfeited during the year;

•	The weighted-average grant-date fair value of restricted stock awards granted during each year presented;

•	The total fair value of restricted awards vested during each year presented;

RESPONSE:

Restricted stock shares have the same rights as regular common shares including voting rights, the right to participate in capital adjustments and the right to receive dividends. Therefore, the use of the term vesting only relates to the limitations on the transferability of the shares and the potential forfeiture of shares due to a voluntary resignation during the director’s term or removal for cause. The Company recognizes as compensation the market value of the restricted stock in the period it is issued. The Company assumes all directors will complete their term and there will be no forfeiture of the restricted stock. Since the inception of the Plan, no director has forfeited any shares of restricted stock. As the Company reflects compensation expense immediately upon issuance of the restricted stock,

Mr. Andrew D. Mew

September 19, 2013

the applicable information is included in the footnote or it is not applicable based on the plan. This is consistent with the Company’s response to the Staff letter of comments dated March 29, 2010. Please see pages 6 and 7 of the response letter addressed to Mr. H. Christopher Owings and submitted April 7, 2010.

COMMENT:

Note 9. Commitments and Contingencies, page 31

Legal, page 32

2.	Please tell us what consideration you have given to providing an estimate of the possible loss or range of loss for each of the matters disclosed or in the aggregate, and for those matters where the Company is unable to estimate the possible loss or range of loss providing a statement that such an estimate cannot be made. In addition, we note your disclosure that you believe that any liability that might arise from these suits is adequately covered by the Company’s insurance and the Company has not recorded a liability for either lawsuit. Please tell us how you consider insurance coverage in estimating probable and reasonably possible losses. Please refer to ASC 450-20-50.

RESPONSE:

Based on the advice of the Company’s counsel in this litigation, it is management’s view that any ultimate liability under these lawsuits would not have a material impact to the financial statements. These suits are considered to be in the normal course of business and the Company has not recorded any liability for either suit. The Company understands how the disclosure of the insurance coverage, while informative, is not necessary.

In response to the Staff’s comment, the Company proposes to revise the discussion of Legal proceedings in its Annual Report on Form 10-K for the year ending September 30, 2013, to replace the existing disclosure with the following disclosure:

From time to time, the Company may become involved in litigation or claims arising out of its operations in the normal course of business. Management currently believes the amount of ultimate liability, if any, with respect to these actions will not materially affect the Company’s financial position, results of operations, or liquidity.

*        *        *

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or the Company’s filings, please contact the undersigned at (540) 777-3837.

Very Truly Yours,

/s/ Paul W. Nester

Vice-President, Treasurer and Chief Financial Officer

Mr. Andrew D. Mew

September 19, 2013

cc:	John B. Williamson, III, President and CEO, RGC Resources, Inc.

Nicholas C. Conte, Woods Rogers PLC

James L. Harrison, Sr., Brown Edwards & Company, LLP

Talfourd H. Kemper, Jr., Woods Rogers PLC

Ta Tanisha Meadows, Staff Accountant, U.S. SEC